UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

Cornerstone Therapeutics Inc.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21924P103

(CUSIP Number)

with a copy to:

Chiesi Farmaceutici SpA Via Palermo 26/A 43122 Parma, Italy Attention: Marco Vecchia Phone: +39 0521 2791 Facsimile: +39 0521 774468	Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178-0060 Attention: Steven A. Navarro Emilio Ragosa Phone: (212) 309-6000 Facsimile: (212) 309-6001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21924P103		13D/A

1	Names of Reporting Persons Chiesi Farmaceutici SpA

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,226,542 (1)

	8	Shared Voting Power 15,797,538 (2)

	9	Sole Dispositive Power 4,226,542 (1)

	10	Shared Dispositive Power 15,797,538 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,024,080 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 64.2% (3)

14	Type of Reporting Person CO

(1)

Represents 4,226,542 shares of Common Stock issuable upon conversion of the $30 million Term Loan B under the 2012 Credit Agreement (as defined below). Principal amounts outstanding under Term Loan B may be converted into Common Stock at $7.098 per share at Chiesi’s option at any time during the 24 months following the closing of the Facility, up to an aggregate of 4,226,542 shares of Common Stock.

(2)

Includes (i) 11,902,741 shares of common stock, par value $0.001 per share (“Common Stock”) of Cornerstone Therapeutics Inc. (the “Company”) acquired by Chiesi Farmaceutici SpA (“Chiesi”) on July 28, 2009; (ii) 1,600,000 shares of outstanding Common Stock acquired by Chiesi from two stockholders that are entities controlled by Craig A. Collard, the Chief Executive Officer of the Company, and Steven M. Lutz, the former Executive Vice President, Manufacturing and Trade of the Company; (iii) 269,684 shares of Common Stock that the Company was required to issue under the Stock Purchase Agreement (as defined below) which was requested by Chiesi within 90 days of the closing of the Company Stock Sale (as defined below); (iv) 450,000 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.02 per share from entities controlled by Mr. Collard and Mr. Lutz on December 16, 2010, pursuant to the December 16, 2010 Stock Purchase Agreement (as defined below); (v) 21,200 shares of outstanding Common Stock acquired by Chiesi in open market transactions between November 29, 2011 and March 15, 2012; (vi) 1,443,913 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.25 per share from Carolina (as defined below) on April 3, 2012, pursuant to the March 2012 Stock Purchase Agreement (as defined below); and (vii) options to purchase 110,000 shares of Common Stock that are exercisable within 60 days of the date of this filing held by certain directors of the Company, who are designees of Chiesi, and also serve as officers or directors of Chiesi.

(3)	Calculated based on 26,840,834 shares of Common Stock outstanding as of August 1, 2013 (as reported in the Company’s 10-Q filed August 6, 2013).

1	Names of Reporting Persons Chiesi U.S. Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,687,538 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,687,538 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,687,538 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.4% (2)

14	Type of Reporting Person CO

(1)

Includes (i) 11,902,741 shares of common stock, par value $0.001 per share (“Common Stock”) of Cornerstone Therapeutics Inc. (the “Company”) acquired by Chiesi Farmaceutici SpA (“Chiesi”) on July 28, 2009; (ii) 1,600,000 shares of outstanding Common Stock acquired by Chiesi from two stockholders that are entities controlled by Craig A. Collard, the Chief Executive Officer of the Company, and Steven M. Lutz, the former Executive Vice President, Manufacturing and Trade of the Company; (iii) 269,684 shares of Common Stock that the Company was required to issue under the Stock Purchase Agreement (as defined below) which was requested by Chiesi within 90 days of the closing of the Company Stock Sale (as defined below); (iv) 450,000 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.02 per share from entities controlled by Mr. Collard and Mr. Lutz on December 16, 2010, pursuant to the December 16, 2010 Stock Purchase Agreement (as defined below); (v) 21,200 shares of outstanding Common Stock acquired by Chiesi in open market transactions between November 29, 2011 and March 15, 2012; and (vi) 1,443,913 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.25 per share from Carolina (as defined below) on April 3, 2012, pursuant to the March 2012 Stock Purchase Agreement (as defined below).

(2)	Calculated based on 26,840,834 shares of Common Stock outstanding as of August 1, 2013 (as reported in the Company’s 10-Q filed August 6, 2013).

Item 1.	Security and Company

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 7 (this “Schedule 13D/A”) amends the Schedule 13D originally dated May 6, 2009, as amended on July 28, 2009, November 25, 2009, December 20, 2010 and April 17, 2012, and as amended and restated in its entirety on July 9, 2012 and subsequently amended on February 19, 2013 and relates to the common stock, par value $0.001 per share (“Common Stock”), of Cornerstone Therapeutics Inc., a corporation organized under the laws of the State of Delaware (the “Company”).  The principal executive office of the Company is located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On September 15, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chiesi and Chiesi US.  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Chiesi US will merge with and into the Company, with the Company surviving the merger as a direct wholly-owned subsidiary of Chiesi (the “Merger”).

In the Merger, each share of the Company’s common stock that is issued and outstanding as of the Effective Time (as defined in the Merger Agreement), except for treasury stock, dissenting shares and shares held by Chiesi or its subsidiaries, will be converted into the right to receive $9.50 in cash (the “Merger Consideration”), without interest and subject to deduction for any required withholding taxes.  Subject to the terms and conditions of the Merger Agreement, vesting restrictions on restricted shares previously issued by the Company will be fully accelerated and, as a result, in the Merger such restricted shares will be treated in the same manner as other shares of common stock, subject to deduction for any required withholding taxes.  Subject to the terms and conditions of the Merger Agreement, each stock option will be accelerated to the extent not already fully exercisable and will be converted into the right to receive an amount equal to the Merger Consideration minus the exercise price of the option, without interest and subject to deduction for any required withholding taxes.

The Merger Consideration was determined as a result of negotiations between Chiesi and a special committee of independent directors of the Board of Directors of the Company (the “Special Committee”), with the assistance of separate financial advisors selected and retained by the Special Committee.

The Merger Agreement contains customary representations, warranties and covenants of the parties, including, among others, covenants by the Company (i) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, (ii) not to engage in certain kinds of transactions during such period and (iii) to convene and hold a meeting of its stockholders for the purpose of obtaining the Stockholder Approvals (as defined below).  The Merger Agreement contains covenants by Chiesi to vote its shares in favor of the Merger and to leave the Special Committee in place through the completion of the Merger.

The Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the stockholders of the Company other than Chiesi and its affiliates, and that it is advisable for the Company to enter into the

Merger Agreement.  The Special Committee also unanimously recommended that the Company’s Board of Directors approve and declare advisable the Merger Agreement and the transactions contemplated thereby and determine to recommend that the stockholders of the Company vote to adopt the Merger Agreement.  Based on the Special Committee’s recommendation, the Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend that the Company’s stockholders vote to adopt the Merger Agreement.

Stockholders of the Company will be asked to vote on the adoption of the Merger Agreement at a special stockholders meeting that will be held on a date to be announced.  The consummation of the Merger is subject to the condition that the Merger Agreement be adopted by the affirmative vote (in person or by proxy) in favor of the adoption of the Merger Agreement of (i) the holders of at least a majority of the outstanding shares of common stock and (ii) the holders of at least a majority of all outstanding shares of common stock not owned, directly or indirectly, by Chiesi or Chiesi US or any of their affiliates, any other officers and directors of the Company, any other person having any equity interest in, or any right to acquire any equity interest in, Chiesi US, or any person of which Chiesi US is a direct or indirect subsidiary (together, the “Stockholder Approvals”).  Consummation of the Merger is also subject to other customary conditions regarding the absence of any law, injunction or judgment that prohibits or makes illegal the consummation of the Merger and obtaining all required regulatory consents.  Each party’s obligation to consummate the Merger is also subject to additional conditions regarding the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and the other party’s compliance with its covenants in the Merger Agreement (subject to certain materiality qualifiers).  The Merger Agreement does not contain a financing condition.

Craig A. Collard (who is the Chairman and Chief Executive Officer of the Company) and an entity controlled by him have entered into a Voting Agreement with the Company, Chiesi and Chiesi US (the “Voting Agreement”) under which they have agreed to vote their shares of the Company’s common stock in favor of the Merger.

The foregoing descriptions of the Merger Agreement and Voting Agreement and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are attached hereto as Exhibits 14 and 15, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Company

Item 5(a) — (b) is hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Schedule 13D/A, Chiesi beneficially owns 20,024,080 shares of Common Stock, representing approximately 64.2% of the Company’s issued and outstanding shares of Common Stock.  The 20,024,080 shares of Common Stock include: (a) 4,226,542 shares of Common Stock that are exercisable within 60 days, of which Chiesi will have sole power to vote and dispose, (b) 15,687,538 shares held by Chiesi US of which Chiesi may be deemed to share voting and dispositive power by virtue of its status as the sole stockholder of Chiesi US and (c) options to purchase 110,000 shares of Common Stock that are exercisable within 60 days of the date of this filing, held by certain directors of the Company, who are designees of Chiesi, and also serve as officers or directors of Chiesi, of which Chiesi may be deemed to possess shared power to vote and dispose.  As of the date of this Schedule 13D/A, Chiesi US beneficially owns 15,687,538 shares of Common Stock, representing approximately 58.4% of the Company’s issued and outstanding shares of Common Stock.  Chiesi US may be deemed to share voting and dispositive power in connection with the 15,687,538 shares of Common Stock with Chiesi by virtue of Chiesi US’s status as a wholly-owned subsidiary of Chiesi.  All calculations made in this paragraph were made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and were calculated based on 26,840,834 shares of Common Stock outstanding as of August 1, 2013 (as reported in the Company’s 10-Q filed August 6, 2013).

To the knowledge of the Filing Persons and other than as set forth above, no other shares of Common Stock are beneficially owned by any of the individuals or entities named in Schedule A to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Item 4 above is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Document

Exhibit 14

Agreement and Plan of Merger, dated as of September 15, 2013, by and among Chiesi Farmaceutici S.p.A., Chiesi U.S. Corporation and Cornerstone Therapeutics Inc. (incorporated by reference to Exhibit 2.1 of Cornerstone Therapeutics Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 16, 2013).

Exhibit 15

Voting Agreement, dated as of September 15, 2013, by and among Chiesi Farmaceutici S.p.A., Chiesi U.S. Corporation, Cornerstone Therapeutics Inc., Craig A. Collard and Cornerstone Biopharma Holdings, Ltd.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2013

Chiesi Farmaceutici SpA

By:	/s/ Ugo Di Francesco
	Name:	Ugo Di Francesco
	Title:	CEO

Chiesi U.S. Corporation

By:	/s/ Ugo Di Francesco
	Name:	Ugo Di Francesco
	Title:	President